EXHIBIT 99.1

Interim Results for the Period Ended 31 March 2016

HAMILTON, Bermuda, May 31, 2016 (GLOBE NEWSWIRE) -- Highlights

·         Golar LNG Partners LP reports net income attributable to unit holders of $16.8 million and operating income of $56.1 million for the first quarter of 2016.

·         Generated distributable cash flow of $43.6 million for the first quarter with a distribution coverage ratio of 1.14.

·         Agreed to acquire the FSRU Golar Tundra for $330.0 million.

·         Received commitments for a 5 year $800 million 7 vessel refinancing.

·         Golar Maria enters dry-dock.

Subsequent Events

·         Golar Maria completes dry-docking on schedule.

·         Draw down on new 5 year $800 million senior secured credit facility.

·         Completed acquisition of Golar Tundra.

Financial Results Overview

Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $16.8 million and operating income of $56.1 million for the first quarter of 2016 ("the first quarter" or "1Q"), as compared to net income attributable to unit holders of $57.2 million and operating income of $63.1 million for the fourth quarter of 2015 ("the fourth quarter" or "4Q") and net income attributable to unit holders of $31.3 million and operating income of $58.7 million for the first quarter of 2015.

(USD '000)	Q1 2016	Q4 2015	Q1 2015
Revenue	101,065	114,993	99,846
Revenue net of voyage expenses	99,246	112,942	98,535
Adjusted EBITDA	81,131	93,924	81,344
Net Interest Expense	(11,068)	(13,847)	(12,469)
Other Financial Items	(21,812)	7,422	(10,370)
Taxes	(3,450)	3,459	(2,168)
Net Income after NCI	16,750	57,184	31,258
Net Debt	1,252,094	1,240,265	1,288,561

Revenue net of voyage expenses decreased from $112.9 million in the fourth quarter to $99.2 million in the first quarter.  This is principally due to reduced revenue in respect of the Golar Igloo as a result of its scheduled winter downtime period during January and February. Additionally Golar Maria incurred 21 days off-hire together with positioning costs during 1Q in connection with its scheduled 5 yearly dry docking. The above items together with one less day in the reporting period resulted in a $13.7 million reduction in 1Q revenue.

Vessel operating expenses at $16.2 million were $0.8 million lower than the fourth quarter cost of $17.0 million. The overall decrease is mainly due to reduced operating expenses for the Golar Grand as it is currently in layup. Operating cost savings as a result of layup are passed on to the charterer by way of a lower daily hire rate under the terms of the charter. Administration expenses at $1.9 million were in line with the prior quarter cost of $2.0 million.

Net interest expense at $11.1 million for the first quarter was lower than the fourth quarter cost of $13.8 million. The decrease is primarily as a result of a $1.9 million credit to lease interest expense as a result of a reduction in the UK Lessors tax rate. The Partnership also recognised $1.1 million of incentive interest income in return for its early repayment of the Golar Eskimo vendor loan. Partly offsetting this is an increased charge in respect of the sale and leaseback financing for the Golar Eskimo that was entered into in 4Q. Other financial items recorded a $21.8 million first quarter loss compared to a $7.4 million gain in the fourth quarter. A $17.2 million non-cash mark-to-market loss on interest rate swaps in the first quarter reversed a $13.9 million fourth quarter gain following a decrease in interest rate swap rates during the quarter.

Largely as a result of lower revenue as noted above the Partnership's Distributable Cash Flow1 for the fourth quarter was lower at $43.6 million as compared to $52.9 million in the fourth quarter and the distribution coverage ratio fell accordingly from 1.39 to 1.14 in 1Q.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure

Acquisitions

On February 10, 2016 the Partnership entered into an agreement to acquire from Golar LNG Limited ("Golar") its ownership interests in the disponent owner and operator of the FSRU Golar Tundra for a purchase price of $330.0 million. Concurrent with the execution of the purchase agreement, the Partnership paid a $30.0 million deposit to Golar. The acquisition subsequently closed on May 23, 2016.

The Golar Tundra is chartered for an initial five year term to West Africa Gas Limited ("WAGL"), an entity 60% owned by subsidiaries of the Nigerian National Petroleum Corporation and 40% owned by Sahara Energy Resource Ltd.  The charter may be extended for an additional five years at WAGL's option.  Concurrent with the closing on May 23 the Partnership entered into an agreement with Golar pursuant to which Golar will pay to the Partnership a daily fee plus operating expenses, aggregating to approximately $2.6 million per month, for the right to use the FSRU from May 23 until the date that the Golar Tundra commences operations under its Charter with WAGL. The Partnership will remit to Golar any hire receivable by Golar Tundra from third parties during this period.

During April Golar completed the minor modifications to the FSRU required to ensure its compatibility with the proposed receiving terminal inside the port of Tema, Ghana. The Golar Tundra is now en-route to Ghana and is expected to arrive offshore shortly. The Partnership is preparing to tender notice of readiness in the very near future and payments under the contract commence 30 days thereafter.

Corporate and Other Matters

On April 25 2016, Golar Partners declared a distribution for the fourth quarter of $0.5775 per unit. The first quarter distribution was paid on May 13, 2016 on total units of 62,336,335.

On February 29 the Partnership's General Partner appointed Ms Lori Wheeler Naess as a Director and Audit Committee Chairperson. Ms Naess was most recently a Director with PWC in Oslo and has previously served as a Senior Advisor for the Financial Supervisory Authority in Norway and held other roles with PWC in the US, Norway and Germany.

Total outstanding units as at March 31, 2016 were 62.336.335 of which 19,115,335 are owned by Golar, including 1,257,408 General Partner units.

Operational Review

Excluding scheduled downtime, the fleet reported 100% utilization for the quarter. This reduces to 91% when the Golar Maria dry-dock and Golar Igloo's winter downtime are taken into account. Golar Maria's dry-dock, originally expected to take 28 days, was completed 2 days ahead of schedule on April 5. Second quarter revenue will be slightly reduced as a result. As charterers of the Golar Grand, Golar have now placed the vessel into layup pending a recovery in the shipping market. The vessel's layup means that its scheduled 2016 dry-dock is not expected to take place until shortly before the vessel resumes service, likely during 2017. No other vessels in the fleet are scheduled to be dry docked this year.

Financing and Liquidity

As of March 31, 2016, the Partnership had cash and cash equivalents of $55.5 million and available and undrawn revolving credit facilities of approximately $12 million. Total debt and capital lease obligations net of total cash balances was $1,252.1 million as of March 31, 2016.

Based on the above net debt amount and annualized2 first quarter 2015 adjusted EBITDA3, Golar Partners' debt to adjusted EBITDA multiple was 3.9.

As of March 31, 2016, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,086.3 million (including swaps with a notional value of $377.2 million in connection with the Partnership's bonds) representing approximately 87% of net debt. The average fixed interest rate of swaps related to bank debt is approximately 1.93% with average maturity of approximately 3.6 years as of March 31, 2016.

As of March 31, 2016, the Partnership had outstanding bank debt of $1,057.0 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.2%, a Norwegian Krone (NOK) bond of $157.2 million with a fixed rate of 6.485% and a $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%. The Partnership has a currency swap to hedge the NOK exposure for the Norwegian Krone bond. As the US dollar depreciated against the NOK during the quarter, the value of this bond in USD terms has increased whilst the swap liability has fallen. The total swap liability as at March 31, 2016, which also includes an interest rate swap element, was $77.9 million and the restricted cash securing this swap liability was $32.2 million.

During the first quarter the Partnership received commitments from Banks for a new 5 year, $800 million senior secured credit facility. Immediately prior to completion of the Golar Tundra acquisition on May 23 the Partnership closed and drew down on this facility. Consisting of a $650.0 million term loan and a $150.0 million revolver, this new facility, secured by seven of the Partnership's existing ten vessels, was used to refinance existing credit facilities amounting to approximately $681.4 million. A further $77.3 million was used to pay the outstanding balance due to Golar in respect of the acquired FSRU Golar Tundra. The balance of the agreed $330.0 million purchase price is comprised of an existing $222.7 million sale and leaseback facility secured by the Golar Tundra that has been assumed by the Partnership and the $30.0 million deposit paid upon signing the acquisition agreement in 1Q. The new $800 million facility will increase the average tenor of the Partnership's existing bank debt and extend the maturity of approximately $380 million of indebtedness from 2018 to 2021. $25 million of the revolving tranche currently remains undrawn.

2Annualized means the figure for the quarter multiplied by 4.

3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

Other than approximately 5 days' offhire in respect of the Golar Maria dry-dock there is no scheduled down time for the fleet during 2Q 2016. Golar Tundra will not commence its contract until after the end of 2Q but will receive approximately $2.6 million per month from Golar until scheduled contract commencement. Operating earnings in 2Q should therefore see an improvement over Q1.

Golar Partners has no vessels due for re-contracting until the end of 2017. The Partnership also benefits from the fact that its highest earning assets have the longest contracts. All the Partnership's vessels, except the Golar Grand, Golar Maria and Golar Mazo, representing 73% of the current fleet have contracts extending beyond 2017. These assets account for a disproportionate 81%4 of net revenue and this percentage will increase with the acquisition of the Golar Tundra.  The current Distributable Cash Flow contribution from the Golar Grand, Golar Maria and Golar Mazo4is approximately $38 million per annum. Total cash distribution coverage for 2015 was $32.6 million and the estimated Distributable Cash Flow contribution from the Golar Tundra is expected to be approximately $24 million per annum. Golar Partners therefore believes that the Partnership is in a strong position irrespective of the LNG carrier market conditions at the end of 2017 when these three vessels are due for re-contracting.

Golar Partners has $2.5 billion revenue backlog, an average remaining contract term of 4.74 years and an average distribution coverage ratio over the last twelve months of 1.24, which is likely to improve over time as a function of the additional EBITDA contribution from the Golar Tundra. In addition Golar Partners' debt maturity profile has been improved with the completion of the recent seven vessel refinancing. Golar Partners therefore believes that the Partnership has a solid basis with which to support its current distribution.

4Net of 40% Non-controlling interest of the Golar Mazo

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·         statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

·         statements about Golar Partners and Golar's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·         Golar Partners ability to increase distributions and the amount of any such increase;

·         Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Tundra;

·         our estimates of annual contracted revenues generated by the acquisition of the Golar Tundra;

·         Golar Partners anticipated growth strategies;

·         the effect of the worldwide economic slowdown;

·         turmoil in the global financial markets;

·         fluctuations in currencies and interest rates;

·         general market conditions, including fluctuations in charter hire rates and vessel values;

·         changes in Golar Partners' operating expenses, including drydocking and insurance costs and bunker prices;

·         forecasts of Golar Partners' ability to make cash distributions on the units or any increases in cash distributions;

·         Golar Partners' future financial condition or results of operations and future revenues and expenses;

·         the repayment of debt and settling of interest rate swaps;

·         Golar Partners' and Golar LNG Limited's ability to make additional borrowings and to access debt and equity markets;

·         planned capital expenditures and availability of capital resources to fund capital expenditures;

·         the exercise of purchase options by the Partnership's charterers;

·         Golar Partners' ability to maintain long-term relationships with major LNG traders;

·         Golar Partners' ability to leverage Golar's relationships and reputation in the shipping industry;

·         Golar Partners' ability to purchase vessels from Golar in the future;

·         Golar Partners' continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

·         Golar Partners' ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·         timely purchases and deliveries of newbuilding vessels;

·         future purchase prices of newbuildings and secondhand vessels;

·         Golar Partners' ability to compete successfully for future chartering and newbuilding opportunities;

·         acceptance of a vessel by its charterer;

·         termination dates and extensions of charters;

·         the expected cost of, and Golar Partners' ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners' business;

·         availability of skilled labor, vessel crews and management;

·         Golar Partners' general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·         the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

·         estimated future maintenance and replacement capital expenditures;

·         Golar Partners' ability to retain key employees;

·         customers' increasing emphasis on environmental and safety concerns;

·         potential liability from any pending or future litigation;

·         potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·         future sales of Golar Partners' securities in the public market;

·         Golar Partners' business strategy and other plans and objectives for future operations; and

·         other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

Factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners' expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

May 31, 2016
Golar LNG Partners L.P.
Hamilton, Bermuda
Questions should be directed to:
c/o Golar Management Ltd - +44 207 063 7900
Brian Tienzo - Chief Finance Officer
Graham Robjohns - Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Interim Results for the Period Ended 31 March 2016 http://hugin.info/147317/R/2016810/748134.pdf